


06012373

April 4, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 043/2006 and AIS-CP 047/2006**

  Subject: 1. Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV
  2. Report on the results of the exercise of warrants (ESOP Grant I, II, III) in March 2006

  Date: April 4, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

dw 4/10

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 30, 2006

AIS-CP 043/2006

March 30, 2006

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV

To: President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 3/2006 held on February 27, 2006 passed a resolution to approve the dividend payment for the second half of 2005 to shareholders at the rate of 3.30 Baht per share, totaling 9,735 million Baht to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, III and IV as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	46.160	45.324
Exercise ratio (warrant : common shares)	1:1.03927	1:1.05843
Number of shares to be allotted (shares)	1,936,076	1,921,579*
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	41.741	40.985
Exercise ratio (warrant : common shares)	1:1.03927	1:1.05843
Number of shares to be allotted (shares)	4,202,575	4,243,775*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	89.435	87.816
Exercise ratio (warrant : common shares)	1:1.02633	1:1.04525
Number of shares to be allotted (shares)	8,398,898	8,641,604*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	105.246	103.341
Exercise ratio (warrant : common shares)	1:1.01344	1:1.03213
Number of shares to be allotted (shares)	9,794,800	10,109,506*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP (shares)**	**Total 598,612**	

* Calculated from the remaining of unexercised warrants
** To reserve additional shares for ESOP Grant 2, 3 and 4, excluding Grant 1 because the company has reserved sufficient shares for ESOP Grant 1

The new exercise price and new exercise ratio shall be effective immediately on March 30, 2006 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II, III and IV in the Annual General Meeting of Shareholders for fiscal year 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
April 4, 2006

AIS-CP 047/2006

April 4, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in March 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	14,000,000	8,467,200	8,999,500
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	45.324	40.985	87.816
Exercise Ratio (warrant : common share)	1 : 1.05843		1 : 1.04525
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III) in March as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	-	70,000	12,900
No. of remaining unexercised warrants (units)	1,815,500	3,939,500	8,254,600
No. of shares derived from this exercise (shares)	-	74,089	13,483
No. of remaining shares reserved for warrants (shares)	1,936,076	4,128,486	8,385,415